Exhibit 23.2

                          Independent Auditors' Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nannaco, Inc. of our report dated January 29, 2004 on the financial statements of Nannaco, Inc. as of September 30, 2003 and for the year then ended.

Our report dated January 29, 2004 contains an explanatory paragraph that states that the Company has operating losses and cash used in operations in 2003, has a working capital deficiency and accumulated deficit at September 30, 2003 and is in default on its convertible debentures at September 30, 2003 which factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
June 30, 2004